Via Facsimile and U.S. Mail
Mail Stop 6010

December 7, 2006

Ms. Thu A. Dang
Vice President, Finance
Cytogen Corporation
650 College Road East, Suite 3100
Princeton, NJ 08540-5308

  Re: Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 16, 2006
     File No. 000-14879

Dear Ms. Dang:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Joseph J. Roesler
       Accounting Branch Chief